SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **July, 2002**

PE 7-31-02

NORSKE SKOG CANADA LIMITED
(Name of registrant)

700 West Georgia Street, 9th Floor
Pacific Centre, Vancouver,
British Columbia, Canada, V7Y 1J7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-______________

Exhibit index begins on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By: Valerie Seager

Name: Valerie Seager

Title: Corporate Secretary

Date: July 31, 2002

00218.55781.GRC.2231879.1

EXHIBIT INDEX

EXHIBIT 1

c0637
r f BC-NorskeCanada-Q2-rslts 07-31 7918
News release via Canada NewsWire, Vancouver 604-669-7764 ---

Attention Business/Financial Editors:
NorskeCanada reports modest improvement in Q2 results, despite weaker paper prices; capture of Pacifica synergies on track for $100 million; modest newsprint price recovery underway

VANCOUVER, July 31 /CNW/ - Weak product prices for all groundwood printing paper grades resulted in a second quarter net loss for Norske Skog Canada Limited of $24.4 million, or 13 cents per common share, on sales of $359.8 million. Earnings before interest, taxes, depreciation, amortization and before other non-operating income and expenses ("EBITDA") were $6 million.

The company's second quarter loss included an after-tax write-off of deferred financing costs of $10.3 million, or six cents per common share, resulting from the refinancing of its term and operating credit facilities, a net after-tax foreign exchange gain of $13.2 million, or seven cents per common share, resulting from translation of its U.S. dollar denominated debt, and the release of future income taxes of $9.7 million, or five cents per common share. For the same period a year ago, the company reported net earnings of $5.3 million, or four cents per common share, on sales of $289.6 million and EBITDA of $25.5 million.

The company said difficult market conditions for paper persisted through the second quarter. Prices came under further pressure as advertising lineage, the primary driver for paper consumption in the company's core business categories, remained at depressed levels. The impact on earnings of lower prices, and to a lesser extent, a lower-value customer mix and a weaker U.S. dollar, was partly offset by stronger sales volumes of specialty papers and newsprint and improved production costs.

In contrast, the company's pulp and containerboard businesses fared better as prices improved, largely as a result of low customer inventories and the weakening U.S. dollar, and sales volumes increased, due primarily to a reduction in major scheduled maintenance downtime.

Encouraged by indications that the year-long decline in newsprint pricing has now bottomed out, the company has announced a US$50 per tonne increase for its newsprint effective August 1. Russell J. Horner, NorskeCanada's president and chief executive officer, said the company has continued with its relentless attack on manufacturing costs through the bottom of the cycle.

"Despite the tough market conditions for paper, our organization has been fiercely focused on successfully managing the controllable cost elements of our business. As a result, we are in a strong competitive position as markets turn upward," Horner said.

The company continues to make excellent progress in its drive to be a leading lower-cost producer, and remains on track to capture its projected synergies from the acquisition of Pacifica Papers ("Pacifica"). As of June 30, 2002, assuming a 100% operating rate, the annualized run-rate of EBITDA-improving synergies captured by the company was $93 million, of which $88 million related to EBITDA-improving synergies. The company's December 31, 2002 total synergy target is $100 million, of which $93 million relates to EBITDA-improving synergies. The results for the current quarter reflect EBITDA-improving synergies of approximately $19 million ($74 million per year).

During the current quarter, the company successfully completed a new equity offering, issuing 31.1 million common shares for net proceeds of $208.6 million. The company used the funds, along with cash on hand and drawings on its operating credit facility, to repay its term debt. As a result, the company's capital structure has improved with total debt to total capitalization lowered to 41% from 54%, and annual interest expense reduced by $13 million. In July 2002, the company also replaced its existing revolving operating loan with a new $350 million revolving operating loan.

For the six months ended June 30, 2002, the company recorded a net loss of $65.9 million, or 37 cents per common share, and sales of $684.1 million.

The results compare to net earnings of $37.7 million, or 30 cents per common share, and sales of $653.8 million for the comparative period in 2001. The net loss includes the write-off of deferred financing costs, foreign exchange gain and release of future income tax, as previously highlighted in the second quarter results above. EBITDA for the first half of 2002 was $3.9 million compared to $111.8 million for the same period last year.

(The results for the quarter ended and six months ended June 30, 2001 exclude the earnings of Pacifica, acquired on August 27, 2001, and the impact of changes to the company's capital structure during the last year, and include earnings from the former Mackenzie pulp operations up to their date of sale of June 15, 2001. Further related information is available in the attached management's discussion and analysis.)

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to expected synergies and the outlook for markets, inventories, production and pricing, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month periods ended June 30, 2002, June 30, 2001 and March 31, 2002. The consolidated statements of earnings and retained earnings and cash flows for the three months ended June 30, 2001 include the results of our former Mackenzie pulp operations ("Mackenzie") to their date of sale of June 15, 2001, exclude the earnings of Pacifica Papers Inc. ("Pacifica") which was acquired (the "Acquisition") on August 27, 2001, and exclude the impact of a change in the Company's capital structure arising from the Acquisition, the payment of a special distribution to shareholders and an equity offering of $217.7 million ("Equity Offering") in May 2002. These events affect comparisons with historical results.

Difficult market conditions, primarily in the form of weak advertising and newspaper/magazine lineage, resulted in a further erosion of prices across all grades during the second quarter of 2002. On a positive note, newsprint prices have now stabilized and all the major producers have announced a price increase of US$50 per tonne for August 1, 2002. Prices for specialty papers are projected to decline slightly in the near term before recovering later in the year. Looking further ahead to 2003, we expect groundwood paper prices to gain gradual upward momentum as the U.S. economy strengthens.

Pulp and containerboard prices improved in the second quarter, aided by low producer inventories and a weakening U.S. dollar. Although there is some uncertainty regarding the robustness of this recovery in the short term, it is anticipated that prices will resume their upward trend towards the end of this year and into 2003 as paper markets improve.

Despite the adverse market conditions, we continue to maintain a tight control over manufacturing costs and focus on maximizing synergies from our acquisition of Pacifica. We remain optimistic that we will meet our December 31, 2002 synergy target of $100 million and continue to look for further opportunities to exceed that target.

Results of Operations

For the three months ended June 30, 2002, we incurred a net loss of $24.4 million ($(0.13) per common share) on sales of $359.8 million. Earnings (Loss) before interest, taxes, depreciation, amortization and before other non-operating income and expenses ("EBITDA") were $6.0 million. Our net loss included an after-tax write-off of deferred financing costs of $10.3 million

($0.06 per common share) associated with repaid term and operating credit facilities (see "Investing and Financing Activities"), an after-tax foreign exchange gain of $13.2 million ($0.07 per common share) arising from the translation of U.S. dollar denominated debt, and the release of future income taxes of $9.7 million ($0.05 per common share). This compares to the first quarter of 2002 when we recorded a net loss of $41.5 million ($(0.24) per common share) and EBITDA of $(2.1) million on sales of $324.3 million. For the quarter ended June 30, 2001, we reported net earnings of $5.3 million ($0.04 per common share) and EBITDA of $25.5 million on sales of $289.6 million.

For the six months ended June 30, 2002, our net loss totalled $65.9 ($(0.37) per common share) on sales of $684.1 million, compared to net earnings of $37.7 million ($0.30 per common share) on sales of $653.8 million for the comparative period in 2001. Our net loss included an after-tax write-off of deferred financing costs of $10.3 million ($0.06 per common share), an after-tax foreign exchange gain of $13.4 million ($0.07 per common share) arising from the translation of U.S. dollar denominated debt, and the release of future income taxes of $9.7 million ($0.05 per common share). Net earnings for the first half of 2001 included an after-tax loss of $19.0 million ($0.15 per common share) on the sale of Mackenzie and the amortization of $10.2 million ($0.08 per common share) of deferred credits upon utilization of acquired tax losses. EBITDA for the first six months of 2002 totalled $3.9 million, compared to $111.8 million for the same period last year.

Three Months Ended June 30, 2002 Compared to Three Months Ended March 31, 2002

Specialties

Our specialties paper business generated EBITDA of $14.3 million on sales of $170.9 million for the current quarter, compared to EBITDA of $26.3 million on sales of $170.4 million for the quarter ended March 31, 2002.

In the second quarter of 2002, sales volumes were 195,700 tonnes, up 14,200 tonnes, or 7.8%, from the previous quarter, due to stronger sales across all grades.

The average sales revenue for the second quarter was $873 per tonne, a decrease of $66 per tonne, or 7.0%, from the preceding quarter. This was primarily due to continued price erosion across all products as well as a weaker U.S. dollar.

The average cost of sales for the second quarter was $763 per tonne, an increase of $9 per tonne, or 1.2%, from the previous quarter. Our production costs decreased a further $18 per tonne from the low levels achieved in the previous quarter, primarily as a result of higher production volumes, additional savings in coating costs and further improvements to kraft consumption. These synergy-driven improvements were offset by the sale of higher-cost inventory from the previous quarter and costs incurred as we wind down the ex-Pacifica warehousing and shipping systems.

Newsprint

Our newsprint paper business recorded EBITDA of $(8.2) million on sales of $112.0 million for the current quarter, compared to EBITDA of $(12.3) million on sales of $91.0 million for the quarter ended March 31, 2002.

Second quarter sales volumes were 198,500 tonnes, an increase of 47,900 tonnes, or 31.8%, compared to the previous quarter, primarily as a result of stronger market demand.

The average sales revenue for the second quarter of 2002 was $564 per tonne, a decrease of $40 per tonne, or 6.6%, from the preceding quarter. This was primarily due to further downward price pressures and, to a lesser extent, a lower-value customer mix and a weaker U.S. dollar. Prices stabilized in June, after a severe decline since the second quarter of 2001.

The average cost of sales for the second quarter was $581 per tonne, a decrease of $72 per tonne, or 11.0%, from the first quarter of 2002. We continued to keep a tight control over our controllable costs during the period and reduced our variable production costs by $16 per tonne in the second quarter, primarily through synergy-driven kraft consumption improvements and lower de-inked pulp ("DIP") usage. The remaining decrease in costs of $56 per tonne was primarily a result of a reduction in unit costs due to lower market-related downtime in the current quarter.

Pulp and Containerboard

EBITDA from pulp and containerboard operations for the second quarter of 2002 was $(0.1) million on sales of $76.9 million, compared to EBITDA of $(16.1) million on sales of $62.9 million for the quarter ended March 31, 2002.

Pulp and containerboard sales volumes for the second quarter were 137,800 tonnes. The increase of 26,900 tonnes, or 24.3%, from the previous quarter was primarily due to less scheduled maintenance shutdowns taken in the current quarter.

The average pulp and containerboard sales revenue for the second quarter was $558 per tonne, a decrease of $9 per tonne, or 1.6%, from the first quarter. The positive impact of several price increases during the current quarter was partly offset by the recognition of one-time favourable price adjustments in the previous quarter and a stronger Canadian dollar in the current quarter.

The average cost of sales for pulp and containerboard for the second quarter was $534 per tonne, down $147 per tonne, or 21.6%, over the preceding quarter. This was primarily due to higher production volumes, costs associated with a scheduled maintenance shutdown at our Crofton operation in the first quarter, and the sale of lower-value inventory that reflected weaker net realizable values in the previous quarter. These positive movements were partly offset by costs arising from a scheduled maintenance shutdown of Elk Falls' kraftmill in May.

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

Specialties

EBITDA from our specialties paper business was $14.3 million on sales of $170.9 million for the second quarter of 2002, compared to $17.1 million on sales of $77.3 million for the same quarter last year.

Sales volumes for the second quarter of 2002 were 195,700 tonnes, up 120,000 tonnes, or 158.5%, compared to the same period in 2001, primarily as a result of the Acquisition.

The average sales revenue for the second quarter of 2002 was $873 per tonne, a decrease of $148 per tonne, or 14.5%, compared to the second quarter of 2001. This was primarily due to the negative impact on prices of significantly weaker markets, which more than outweighed the positive impact of adding Pacifica's higher-value grade mix to our product portfolio.

The average cost of sales for the second quarter of 2002 was $763 per tonne, an increase of $22 per tonne, or 3.0%, compared to the same period in 2001. We achieved and benefited from various fibre, furnish and energy synergies in the current quarter. The current quarter also saw decreased fibre costs, related to lower NBSK pulp prices, and lower natural gas costs. These savings were outweighed by additional costs related to our higher-value grade mix and the impact of the sale of higher-cost inventory from the first quarter of 2002 and wind down of ex-Pacifica warehousing and shipping systems.

Newsprint

Our newsprint paper business recorded EBITDA of $(8.2) million on sales of $112.0 million, compared to $20.6 million on sales of $107.0 million for the quarter ended June 30, 2001.

Sales volumes for the second quarter of 2002 were 198,500 tonnes, which represented an increase of 73,800 tonnes, or 59.2%, compared to the same period in 2001. Additional newsprint capacity arising from the Acquisition more than offset volume removed from the market in the current quarter.

For the second quarter of 2002, the average sales revenue was $564 per tonne, a decrease of $294 per tonne, or 34.3%, compared to the second quarter of 2001. The rapid deterioration of the US economy triggered a sharp decline in paper prices through the second half of 2001 that continued into the second quarter of 2002.

The average cost of sales for the second quarter of 2002 was $581 per tonne, a decrease of $51 per tonne, or 8.1%, compared to the same quarter a year earlier. This primarily reflected the capture of various manufacturing synergies as well as favourable movements in fibre and energy prices.

Pulp and Containerboard

EBITDA from pulp and containerboard was $(0.1) million on sales of $76.9 million for the second quarter of 2002, compared to EBITDA of $(12.2) million on sales of $105.3 million for the same period in 2001.

Pulp and containerboard sales volumes for the second quarter of 2002 were 137,800 tonnes, a decrease of 40,400 tonnes, or 22.7%, from the comparable period in 2001. This was largely due to the sale of Mackenzie in June 2001 and additional internal pulp requirements following the closure of our Powell River kraft pulp mill in late 2001.

The average pulp and containerboard sales revenue for the second quarter of 2002 was $558 per tonne, a decrease of $33 per tonne, or 5.6%, from the same quarter in 2001. Weaker prices were partly offset by the impact of a greater proportion of higher-value containerboard in our sales mix following the sale of Mackenzie.

The average pulp and containerboard cost of sales for the second quarter was $534 per tonne, a decrease of $98 per tonne, or 15.5%, over the same quarter in 2001. One-time costs incurred at Mackenzie prior to its sale in 2001, lower fibre costs in the current quarter and the sale of lower-value inventory that reflected weaker net realizable values in the first quarter of 2002, more than outweighed additional unit costs associated with our higher-value sales mix, following the Mackenzie sale.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Specialties

Our specialties paper business generated EBITDA of $40.6 million on sales of $341.3 million for the first six months of 2002, compared to EBITDA of $31.1 million on sales of $138.9 million for the six months ended June 30, 2001.

In the first six months of 2002, sales volumes were 377,200 tonnes, up 242,400 tonnes, or 179.8%, from the same period last year, due to the increase in capacity and production across all product lines following the Acquisition.

The average sales revenue for the six months ended June 30, 2002 was $905 per tonne, a decrease of $125 per tonne, or 12.1%, from the same period last year. Falling prices across all product lines, as a result of continuing weak demand among consumers, more than offset the benefit of an increased proportion of higher-value grades in the sales portfolio following the Acquisition.

The average cost of sales for the first half of 2002 was $759 per tonne, an increase of $18 per tonne, or 2.4%, from the same period in 2001. Cost performance for the period reflected synergy-driven improvements in manufacturing performance, specifically through decreased consumption of furnish, fibre and energy, as well as lower prices for fibre and natural gas. These savings were outweighed by costs associated with our higher value sales mix and the impact of the previously mentioned factors with respect to the sale of higher-cost inventory and wind down of ex-Pacifica warehousing and shipping systems.

Newsprint

Our newsprint paper business recorded EBITDA of $(20.5) million on sales of $203.0 million for the six months ended June 30, 2002, compared to EBITDA of $59.3 million on sales of $254.4 million for the six months ended June 30, 2001.

Sales volumes in the first half of the year were 349,100 tonnes, an increase of 61,400 tonnes, or 21.3%, compared to the same period in 2001. Increased capacity following the Acquisition was partly offset by higher curtailment in the first half of 2002 compared to the same period in 2001.

The average sales revenue for the six months ended June 30, 2002 was $581 per tonne, a decrease of $303 per tonne, or 34.3%, from the same period in 2001, substantially as a result of significantly lower transaction prices. Newsprint prices, which peaked in the second quarter of 2001, appear to have bottomed out.

The average cost of sales for the first half of 2002 was $612 per tonne, a decrease of $14 per tonne, or 2.2%, from the first six months of 2001. Savings from manufacturing synergies and the decrease in costs for fibre and energy outweighed the impact of greater curtailment in the first six months of 2002.

Pulp and Containerboard

EBITDA from pulp and containerboard operations in the first six months of 2002 was $(16.2) million, on sales of $139.8 million, compared to EBITDA of $21.4 million on sales of $260.5 million for the six months ended June 30, 2001.

Pulp and containerboard sales volumes for the first six months of 2002 were 248,700 tonnes. This represented a decrease of 137,400 tonnes, or 35.6%, and was primarily due to the reduction in available capacity following the sale of Mackenzie and the shutdown of the Powell River pulp mill, requiring the diversion of market pulp to internal consumption previously supplied by the Powell River kraft pulp mill.

The average pulp and containerboard sales revenue for the six months ended June 30, 2002 was $562 per tonne, a decrease of $113 per tonne, or 16.7%, from the same period last year. The impact of significantly reduced prices across all products for 2002 was partly offset by the impact of a greater proportion of higher-value containerboard in our sales mix following the sale of Mackenzie.

The average cost of sales for pulp and containerboard for the first half of 2002 was $600 per tonne, up $2 per tonne, or 0.3%, over the same period last year. The costs associated with the higher-value sales mix, following the disposal of Mackenzie, were offset by significant reductions in fibre and natural gas costs. Unit costs were also positively impacted by the sale of lower-valued inventory at the end of 2001.

Cash Provided by Operations

Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the quarter ended June 30, 2002 was $(5.6) million, compared to $89.4 million for the second quarter of 2001 and $(6.5) million for the quarter ended March 31, 2002. The decrease was primarily attributable to our operating loss arising from the poor market conditions and debt servicing payments under our credit facilities and senior notes. Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the six months ended June 30, 2002, was $(12.1) million, compared to $155.1 million for the same period in 2001.

Investing and Financing Activities

We continued to restrict our capital expenditures for the second quarter of 2002 to essential maintenance-of-business projects. Capital spending for the current quarter was $17.5 million, compared to $24.8 million for the same quarter in 2001, and $9.4 million for the first quarter of 2002. Capital spending for the first six months of 2002 was $26.9 million, significantly lower than $40.6 million for the comparable period in 2001. We have identified a number of high-return projects that we plan to execute as the sector turns around.

In May 2002, we issued 31.1 million common shares for net proceeds of $208.6 million, which, together with cash on hand and drawings on our revolving credit facility, were used to repay all of our secured term debt. As a result, our capital structure has improved with total debt to total capitalization reduced to 41% from 54% at March 31, 2002, and annual interest expense reduced by approximately $13 million. In July 2002, we replaced our current revolving operating loan with a new $350 million revolving operating loan.

In July 2002, Powell River Energy Inc. ("PREI"), refinanced its existing debt from an issue of $75.0 million of First Mortgage Bonds due July 2009, of which our proportionate share is $37.6 million, and from advances of $7.5 million received from both Great Lakes Power and NorskeCanada.

Update on Synergies

We continue to make solid progress in the capture of synergies from our acquisition of Pacifica. On an annualized run-rate basis, assuming operations are at full capacity, we have now captured synergies totalling $93 million, of which $88 million relates to EBITDA. Based on actual operating rates, the results for the current quarter reflect EBITDA-improving synergies of approximately $19 million ($74 million per year). We remain optimistic that we will meet our revised December 31, 2002 synergy target of $100 million, of which $93 million relates to EBITDA, and continue to look for further opportunities to exceed that target.

Other Developments

In early July 2002, the B.C. government announced a new scientifically based limit to control adsorbable organic halide ("AOX") discharges from pulp mills. A new monthly average limit of 0.6 kilograms of AOX per tonne of pulp produced has been set for bleached kraft pulp mill effluent such as that produced at our Crofton and Elk Falls divisions. As a result of significant capital expenditures and process improvements in the last decade, both our Crofton and Elk Falls pulp facilities now operate below these new limits. The new regulations replace those introduced by the previous provincial government, which had mandated that all AOX discharges be eliminated by December 31, 2002.

Outlook

It appears that paper prices have finally bottomed out. Newsprint producers have announced a price increase of US$50 per tonne for August 1, 2002, and it is possible that further price increases may follow by the end of this year. Prices for specialty papers are projected to decline slightly in the near term before recovering later in the year. Looking further ahead to 2003, we expect groundwood paper prices to gradually improve as the U.S. economy strengthens.

For pulp and containerboard, the successful implementation of several price increases, resulting from a declining U.S. dollar and an improved supply and demand situation during the second quarter of 2002, suggests that the bottom of the cycle is behind us. Although there is some uncertainty regarding the robustness of this recovery in the short term, it is anticipated that prices will resume their upward trend towards the end of this year and into 2003 as paper markets improve.

Since the majority of our products are priced in U.S. dollars, in the short term the stronger Canadian dollar will have a negative impact on our earnings. However, the weakening of the U.S. dollar relative to major currencies such as the euro, should in due course result in a positive increase in U.S. dollar prices for paper and pulp, which should more than offset the impact of the weaker U.S. dollar.

Notwithstanding the above, we remain conservatively positioned in the event that the awaited recoveries in paper, pulp and containerboard markets take longer than anticipated.

Forward-looking statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to expected synergies and the outlook for markets, inventories, production and pricing, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

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NORSKE SKOG CANADA LIMITED

Financial Highlights

unaudited (in millions of dollars, except where otherwise stated)	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Sales and Earnings				
Net sales	$ 359.8	$ 289.6	$ 684.1	$ 653.8
Operating earnings (loss)	(37.1)	(2.5)	(81.7)	54.7
Net earnings (loss)	(24.4)	5.3	(65.9)	37.7
EBITDA (1)	6.0	25.5	3.9	111.8
EBITDA margin (2)	1.7%	8.8%	0.6%	17.1%
Other Financial Information				
Working capital (3)	$ 212.6	$ 271.0	$ 212.6	$ 271.0
Capital expenditures	17.5	24.8	26.9	40.6
Total assets	2,873.8	2,681.2	2,873.8	2,681.2
Total debt (4)	817.1	-	817.1	-
Shareholders' equity	1,182.4	2,165.7	1,182.4	2,165.7
Current assets to current liabilities (3)	1.75:1	2.79:1	1.75:1	2.79:1
Total debt to total capitalization (4) (5)	40.9%	-	40.9%	-
Common shares outstanding at end of period (in millions)	205.9	124.2	205.9	124.2
Weighted average common shares outstanding (in millions)	186.4	124.2	180.7	124.2
Per Common Share Performance (in dollars)				
Basic and diluted				

earnings (loss)	$ (0.13)	$ 0.04	$ (0.37)	$ 0.30
EBITDA	0.03	0.21	0.02	0.90
Book value (6)	5.74	17.44	5.74	17.44
Cash flow (7)	(0.03)	0.72	(0.07)	1.25
Price (8) - High	7.45	19.40	7.60	19.75
- Low	6.56	18.00	6.56	15.80
Sales (in thousands of tonnes)				
Specialties				
Lightweight coated (LWC) paper	43.9	-	83.2	-
Telephone directory paper	71.8	42.5	137.3	70.5
Uncoated groundwood specialty papers	80.0	33.2	156.7	64.3
	195.7	75.7	377.2	134.8
Newsprint	198.5	124.7	349.1	287.7
	394.2	200.4	726.3	422.5
Pulp	107.6	156.7	193.4	341.0
Containerboard	30.2	21.5	55.3	45.1
	137.8	178.2	248.7	386.1
Total	532.0	378.6	975.0	808.6
Production (in thousands of tonnes)				
Specialties				
Lightweight coated (LWC) paper	45.3	-	89.6	-
Telephone directory paper	67.6	49.3	135.2	83.8
Uncoated groundwood specialty papers	84.3	33.3	160.7	66.4
	197.2	82.6	385.5	150.2
Newsprint	197.3	119.4	347.3	280.3
	394.5	202.0	732.8	430.5
Pulp	101.8	155.3	182.2	323.7
Containerboard	27.6	25.4	54.6	50.1
	129.4	180.7	236.8	373.8
Total	523.9	382.7	969.6	804.3

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. As there is no generally accepted method of calculating EBITDA, the measures as calculated by the Company may not be comparable to similarly titled measures reported by other companies.
(2) EBITDA margin (%) is defined as EBITDA as a percentage of sales.
(3) Working capital and current assets to current liabilities, for these purposes, exclude cash and short-term investments and current portion of long-term debt.

(4) Total debt is comprised of long-term debt including current portion.
(5) Total capitalization is comprised of total debt and shareholders' equity.
(6) Book value is calculated based on common shares outstanding at the end of the period.
(7) Operating cash flow after changes in non-cash working capital.
(8) A special distribution of $12.00 per common share was paid to shareholders on August 28, 2001.

NORSKE SKOG CANADA LIMITED

Segmented Information

unaudited (in millions of dollars, except where otherwise stated)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Net sales				
Specialties	$ 170.9	$ 77.3	$ 341.3	$ 138.9
Newsprint	112.0	107.0	203.0	254.4
	282.9	184.3	544.3	393.3
Pulp and containerboard	99.8	123.1	188.9	300.8
Less: Inter-segment sales of pulp	(22.9)	(17.8)	(49.1)	(40.3)
	76.9	105.3	139.8	260.5
	$ 359.8	$ 289.6	$ 684.1	$ 653.8
Operating earnings (loss)				
Specialties	$ (5.2)	$ 11.8	$ 2.2	$ 21.6
Newsprint	(23.7)	10.9	(51.5)	38.4
	(28.9)	22.7	(49.3)	60.0
Pulp and containerboard	(8.2)	(25.2)	(32.4)	(5.3)
	$ (37.1)	$ (2.5)	$ (81.7)	$ 54.7
EBITDA				
Specialties	$ 14.3	$ 17.1	$ 40.6	$ 31.1
Newsprint	(8.2)	20.6	(20.5)	59.3
	6.1	37.7	20.1	90.4
Pulp and containerboard	(0.1)	(12.2)	(16.2)	21.4
	$ 6.0	$ 25.5	$ 3.9	$ 111.8
Depreciation and amortization				
Specialties	$ 19.5	$ 5.3	$ 38.4	$ 9.5
Newsprint	15.5	9.7	31.0	20.9

	35.0	15.0	69.4	30.4
Pulp and containerboard	8.1	13.0	16.2	26.7
	$ 43.1	$ 28.0	$ 85.6	$ 57.1
Capital expenditures				
Specialties	$ 12.8	$ 3.7	$ 17.3	$ 5.9
Newsprint	2.9	7.9	4.5	12.4
	15.7	11.6	21.8	18.3
Pulp and containerboard	1.8	13.2	5.1	22.3
	$ 17.5	$ 24.8	$ 26.9	$ 40.6
Sales (in thousands of tonnes)				
Specialties	195.7	75.7	377.2	134.8
Newsprint	198.5	124.7	349.1	287.7
	394.2	200.4	726.3	422.5
Pulp and containerboard	137.8	178.2	248.7	386.1
Average sales revenue per tonne (in dollars)				
Specialties	$ 873	$ 1,021	$ 905	$ 1,030
Newsprint	564	858	581	884
Specialties and newsprint	718	920	749	931
Pulp and containerboard	558	591	562	675
Average cost of sales per tonne (in dollars)				
Specialties	$ 763	$ 741	$ 759	$ 741
Newsprint	581	632	612	626
Specialties and newsprint	671	673	688	662
Pulp and containerboard	534	632	600	598
EBITDA margin (%)				
Specialties	8.4	22.1	11.9	22.4
Newsprint	(7.3)	19.3	(10.1)	23.3
Specialties and newsprint	2.2	20.5	3.7	23.0
Pulp and containerboard	(0.1)	(11.6)	(11.6)	8.2

NORSKE SKOG CANADA LIMITED

Consolidated Statements of Earnings and Retained Earnings

unaudited (in millions of dollars, except where otherwise stated)	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Net Sales	$ 359.8	$ 289.6	$ 684.1	$ 653.8

Operating expenses				
Cost of sales	338.3	247.6	$ 648.9	$ 510.7
Selling, general and administrative	15.5	16.5	31.3	31.3
Depreciation and amortization	43.1	28.0	85.6	57.1
	396.9	292.1	765.8	599.1
Operating earnings (loss)	(37.1)	(2.5)	(81.7)	54.7
Gain on translation / repayment of long-term debt	16.1	-	16.3	-
Other expense, net (note 4)	(14.6)	(3.0)	(12.7)	(32.3)
Interest expense	(19.6)	-	(42.0)	-
Interest income	0.4	12.1	1.6	25.0
Earnings (loss) before income taxes	(54.8)	6.6	(118.5)	47.4
Income tax expense (recovery)				
Current	5.3	1.1	11.2	2.1
Future (note 5)	(35.7)	0.2	(63.8)	7.6
	(30.4)	1.3	(52.6)	9.7
Net earnings (loss)	$ (24.4)	$ 5.3	$ (65.9)	$ 37.7
Retained earnings, beginning of period, restated (note 2)	321.9	916.4	363.4	902.6
Dividends	-	(18.6)	-	(37.2)
Retained earnings, end of period	$ 297.5	$ 903.1	$ 297.5	$ 903.1
Basic and diluted earnings (loss) per share (in dollars)	$ (0.13)	$ 0.04	$ (0.37)	$ 0.30
Weighted average common shares outstanding (in millions)	186.4	124.2	180.7	124.2

NORSKE SKOG CANADA LIMITED

Consolidated Balance Sheets

unaudited (in millions of dollars)	As at June 30 2002	As at December 31 2001
		(restated - note 2)

Assets

Current assets		
Cash and short-term investments	$ -	$ 104.8
Marketable securities	-	34.4
Accounts receivable	274.9	303.1
Inventories	216.9	230.5
Prepaid expenses	5.5	4.1
	497.3	676.9
Fixed assets	2,358.0	2,416.4
Other assets	18.5	56.5
	$ 2,873.8	$ 3,149.8

Liabilities

Current liabilities		
Accounts payable and accrued liabilities	$ 284.7	$ 285.6
Current portion of long-term debt (note 6)	-	10.7
	284.7	296.3
Long-term debt (note 6)	817.1	1,163.9
Other long-term obligations	156.3	152.6
Future income taxes	424.8	492.0
Deferred credits	8.5	8.5
	1,691.4	2,113.3

Shareholders' Equity

Share capital (note 7)	884.9	673.1
Retained earnings	297.5	363.4
	1,182.4	1,036.5
	$ 2,873.8	$ 3,149.8

On behalf of the board

(signed) "Russell J. Horner"
Director

(signed) "William P. Rosenfeld"
Director

NORSKE SKOG CANADA LIMITED

Consolidated Statements of Cash Flows

unaudited (in millions of dollars, except where otherwise stated)	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001

Cash provided (used) by

Operations

Net earnings (loss)	$ (24.4)	$ 5.3	$ (65.9)	$ 37.7
Items not requiring (providing) cash				
Depreciation and amortization	43.1	28.0	85.6	57.1
Future income taxes	(35.7)	0.3	(63.8)	26.7
Increase in other long-term obligations	1.3	1.1	4.1	2.5
Gain on sale of marketable securities (note 4)	-	-	(4.8)	-
Gain on translation/ repayment of long-term debt	(16.1)	-	(16.3)	-
Loss on disposal of Mackenzie pulp operations	-	1.4	-	31.4
Other	11.3	2.0	13.6	1.7
	(20.5)	38.1	(47.5)	157.1
Change in non-cash working capital				
Accounts receivable	2.1	41.9	32.8	21.6
Inventories	9.0	14.3	12.8	18.5
Prepaid expenses	(2.4)	(4.0)	(1.3)	(10.2)
Accounts payable and accrued liabilities	6.2	(0.9)	(8.9)	(31.9)
	14.9	51.3	35.4	(2.0)
Cash provided (used) by operations	(5.6)	89.4	(12.1)	155.1
Investing				
Additions to fixed assets	(17.5)	(24.8)	(26.9)	(40.6)
Proceeds from sale of marketable securities (note 4)	-	-	39.2	-
Proceeds from sale of Mackenzie pulp operations	-	103.8	-	103.8
Proceeds from sale of fixed assets	0.3	0.4	1.3	0.6
Decrease (increase) in other assets	(3.5)	0.2	(3.7)	0.4
	(20.7)	79.6	9.9	64.2
Financing				
Issue of long-term debt (note 6)	37.7	-	37.7	-
Repayment of long-term debt (note 6)	(344.6)	-	(348.9)	-
Issue of common shares, net of share issue costs (note 7)	208.6	-	208.6	-
Dividends paid	-	(18.6)	-	(37.2)
	(98.3)	(18.6)	(102.6)	(37.2)

Cash, increase (decrease) during period (1)	(124.6)	150.4	(104.8)	182.1
Cash, beginning of period (1)	124.6	961.4	104.8	929.7
Cash, end of period (1)	$ -	$ 1,111.8	$ -	$ 1,111.8
Supplemental information				
Income taxes paid	$ 3.5	$ 0.7	$ 9.1	$ 1.9
Net interest paid (received)	$ 21.3	$ (15.6)	$ 41.9	$ (30.6)

(1) Cash includes cash and short-term investments.

NORSKE SKOG CANADA LIMITED

Notes to the Consolidated Financial Statements
unaudited
(in millions of dollars, except where otherwise stated)

1. Basis of presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or "NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnership. The Company's 50.1% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Power Inc. ("Great Lakes") and the Company, is accounted for using the proportionate consolidation method. All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements, except as described in notes 2 and 3 below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2001 audited consolidated financial statements and the notes below.

2. Significant accounting policies

Foreign currency and derivatives

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' ("CICA") revised Handbook Section 1650, Foreign Currency Translation. The revised standard eliminates the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. The revised standard also requires disclosure of these foreign exchange gains and losses.

The Company hedges a portion of its long-term debt denominated in foreign currencies using forward foreign currency contracts. Gains or losses on translation of long-term debt hedged by forward foreign currency contracts are offset by the gains or losses on the translation of the forward foreign currency contracts to the current foreign exchange spot rates. The difference between the spot foreign exchange rate and the forward foreign exchange rate at the date of acquiring a forward foreign currency contract is amortized to earnings on a straight-line basis over the term of the contract.

The revised standard has been applied retroactively, with restatement of prior periods, resulting in a reduction to amounts previously reported at December 31, 2001 for other assets of $17.1 million, future income taxes of $3.0 million, and retained earnings of $14.1 million and a loss on translation of long-term debt for the year ended December 31, 2001 of $17.1 million and an income tax recovery of $3.0 million relating to unrealized foreign currency exchange losses previously deferred.

Stock option plans

Effective January 1, 2002, the Company adopted the CICA's new Handbook Section 3870, Stock-Based Compensation and Other Stock-based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 7). The adoption of this new standard has resulted in no changes to amounts previously reported.

3. Segmented information

The Company operates in three business segments:

Newsprint - manufacture and sale of newsprint
Specialties - manufacture and sale of groundwood specialty printing papers
Pulp and Containerboard - manufacture and sale of softwood pulps and containerboard

Subsequent to December 31, 2001, the Company segregated its newsprint activities from those relating to groundwood specialty printing papers and reports the results of these activities separately as the Newsprint and Specialties segments. Segment information for prior periods has been restated to reflect this change.

The segments are managed separately and all manufacturing facilities are located in Canada.

4. Other expense, net

Other expense, net is comprised of the following

	Three months ended June 30	Six months ended June 30

	2002	2001	2002	2001
Write-off of deferred financing costs	$ 15.8	$ -	$ 15.8	$ -
Gain on sale of marketable securities	-	-	(4.8)	-
Loss on sale of Mackenzie pulp operations	-	1.4	-	31.4
Other	(1.2)	1.6	1.7	0.9
	$ 14.6	$ 3.0	$ 12.7	$ 32.3

The deferred financing costs were associated with term and operating credit facilities that were repaid in May 2002 and July 2002 (note 6).

On June 15,2001, the Company sold its Mackenzie pulp operations for net proceeds of $138.4 million and a loss of $19.0 million net of tax recovery of $12.4 million. The net proceeds included 1,750,000 shares of Pope and Talbot Inc., which had a market value of $34.6 million on the closing date. The Company disposed of these shares on March 28, 2002 for net proceeds of $39.2 million and a gain of $4.8 million.

5. Future income taxes

Future income taxes includes a non-cash recovery of $9.7 million relating to a change in the estimate of the income tax liability for prior years.

6. Long-term debt

The Company's long-term debt, including current maturities, is as follows:

Recourse	As At June 30, 2002	As At December 31, 2001
Senior Notes, 8.625% due June 2011 (US$250.0 million)	$ 379.7	$ 398.2
Senior Notes, 10% due March 2009 (US$200.0 million)	324.4	340.7
	704.1	738.9
Term loan, due June 2006, with interest at CDN prime rate/US base rate plus 1.25%, or LIBOR/BA rate plus 2.25%, at the Company's option	-	72.2
Term loan, due August 2007, with interest at US prime rate plus 1.75%, or LIBOR plus 2.75%, at the Company's option (US$199.0 million)	-	316.9
Operating credit facility, due June 2004 (CDN$250.0 million), with interest at CDN prime rate/		

US base rate plus 1.25%, or LIBOR/BA rate plus 2.25%, at the Company's option.	67.9	-
	772.0	1,128.0
Non-recourse (PREI)		
Term loan (senior debt), due August 2002, with interest at CDN prime rate/US base rate plus 0.25%, or LIBOR/BA rate plus 1.25%, at the Company's option	35.1	35.1
Term loan (junior debt), due August 2002, with interest at BA rate plus 3.5%	10.0	11.5
	45.1	46.6
Total long-term debt	817.1	1,174.6
Less: Current portion	-	(10.7)
	$ 817.1	$ 1,163.9

On May 28, 2002, the Company repaid the outstanding balance on its term loans. The Company used the proceeds from a share equity offering (note 7), together with cash on hand and drawings on the existing credit facilities, to fund the repayment

At June 30, 2002, the unused recourse operating credit facility available to the Company, after giving effect to the outstanding letters of credit, was $158.0 million. On July 19, 2002, the Company repaid its existing revolving operating credit facility and replaced it with a new $350.0 million revolving operating loan due July 2005. The terms include availability based on a borrowing base determined by the accounts receivable and inventories and a covenant to maintain the total debt to total capitalization ratio below 60%. An interest coverage covenant is applicable only if the Company incurs additional secured debt. Other terms and conditions of the new revolving loan are substantially similar to the previous credit facility.

On July 24, 2002, PREI refinanced its existing debt by issuing $75.0 million of First Mortgage Bonds due July 2009. As part of the refinancing, the Company and Great Lakes each advanced $7.5 million to PREI. The Company drew $7.5 million on the operating credit facility to finance its advance. As a result of this financing, the PREI debt presented in the table above has been classified entirely as long-term debt.

7. Share Capital

On May 28, 2002, the Company issued 31,100,000 common shares for net proceeds of $208.6 million. The Company used the funds to repay its term debt (note 6).

	As At June 30, 2002		As At December 31, 2001	
	Shares	$	Shares	$
Continuity of common shares:				
Beginning of period	174,810,132	673.1	124,189,252	1,262.6
Common shares issues	31,100,000	217.7	50,620,880	354.3
Special Distribution	-	-	-	(943.8)
Share issue costs (net of income tax recovery of $3.2 million)	-	(5.9)	-	-
End of period	205,910,132	884.9	174,810,132	673.1

8. Financial Instruments

The Company uses financial instruments to reduce its exposure to foreign currency and price risk associated with its U.S. dollar revenues and U.S. dollar long term debt. The Company also uses interest rate swap derivatives to reduce its exposure to long-term fixed interest rates associated with its senior notes.

Revenue hedging instruments

At June 30, 2002, the Company's forward foreign currency contracts and options hedging future revenues totalled US$564.0 million at quarterly rates averaging from 1.5355 to 1.5689 and maturing over the next 24 months. At period-end exchange rates, the net amount that the Company would receive to settle the unrecognized amount for these contracts and options is $10.6 million.

Long-term debt hedging instruments

The Company has forward foreign currency contracts to acquire U.S. dollars over a five-year period totalling US$395.0 million at rates averaging 1.5589. In addition, the Company has entered into cancellable and non-cancellable interest rate swaps on US$125.0 million under which it will exchange a fixed rate receipt at 8.625% for a floating rate payment averaging LIBOR plus 2.53%. The termination dates are June 15, 2009 and June 15, 2011, and the cancellation dates range from June 15, 2005 to June 15, 2008. At period-end rates, the net amount the Company would receive to settle these contracts is $0.5 million.

9. Stock-based compensation

The Company applies settlement accounting for recording share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company's net loss and loss per share would have been as follows:

	Three months ended June 30, 2002	Six months ended June 30, 2002
Net loss:		
As reported	(24.4)	(65.9)
Pro forma	(24.5)	(66.1)

Net loss per common share		
As reported	(0.13)	(0.37)
Pro forma	(0.13)	(0.37)

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30, 2002	Six months ended June 30, 2002
Risk-free interest rate	3.9%	3.9%
Annual dividends per share	-	-
Expected stock price volatility	45.0%	45.0%

>>

The expected lives of the options used in the option-pricing model were determined as one-half of the option terms.

10. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

11. Contingency

In early July 2002, the B.C. government announced a new limit of 0.6 kilograms of AOX discharge per tonne of pulp produced. As a result of significant capital expenditures and process improvements in the last decade, the Company's pulp facilities now operate below these new limits. The new regulations replace those introduced by the previous provincial government, which had mandated that all AOX discharges be eliminated by December 31, 2002.

%SEDAR: 00000638E

-0- 07/31/2002

/For further information: Analysts: Ralph Leverton, VP Finance and CFO, 604-654-4040; Media: Stuart Clugston, VP, Corporate Affairs, 604-654-4463/

(NS.)

CO: NorskeCanada
ST: British Columbia
IN: PAP
SU: ERN

-30-

CNW 15:16e 06-AUG-02